ANSYS, Inc. Southpointe 2600 ANSYS Drive Canonsburg, PA 15317	/ T: 724.746.3304 / www.ansys.com

December 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention: David Edgar

Kathleen Collins

Re:	ANSYS, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 23, 2022

File No. 000-20853

Ladies and Gentlemen:

This letter is submitted on behalf of ANSYS, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission raised in your letter dated December 13, 2022 to Nicole Anasenes, Chief Financial Officer of the Company (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K filed February 23, 2022 (the “2021 Form 10-K”).

For your reference, the text of the Staff’s comment is reproduced below in italics. The Company’s response to the comment immediately follows the reproduced text in regular typeface.

ANSYS, Inc. Southpointe 2600 ANSYS Drive Canonsburg, PA 15317	/ T: 724.746.3304 / www.ansys.com

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

Results of Operations, page 34

Comment No. 1

We note your proposed revised disclosures in response to prior comment 3. While we acknowledge that you have quantified the percentage change in your various revenue streams, your proposed disclosure does not quantify the underlying factors that contributed to the change in your lease license, perpetual license, service or maintenance revenues. For example, you state that the increase in lease license revenue was driven by growth in existing multi-year licenses and a shift toward multi-year lease products from annual product sales. Please further revise to quantify the underlying factors that contributed to the change in each revenue stream. Also, refrain from using terms such as “primarily” in lieu of providing more specific quantitative disclosure. Refer to Item 303(b) of Regulation S-K.

Response 1

The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will provide further quantification of variance factors. An example of such disclosures would read as follows:

“Revenue for the year ended December 31, 2021 increased 13.4% compared to the year ended December 31, 2020, or 13.2% in constant currency. Lease license revenue increased 23.5%, or 24.9% in constant currency, as compared to the year ended December 31, 2020. The reported $117.5 million increase in lease license revenue was attributable to a $123.0 million increase in value from multi-year licenses, partially offset by a $5.2 million decline in value from annual licenses. Perpetual license revenue during the year ended December 31, 2021 increased 16.9%, or 16.3% in constant currency, as compared to the year ended December 31, 2020. Driving the growth in perpetual license revenue was a 28.3% increase in volume of deals, amplified by a lower 2020 compare, partially offset by an 8.9% decrease in average deal size. Maintenance revenue growth of 6.6%, or 5.6% in constant currency, is correlated with the license sales discussed earlier. The reported $55.4 million growth in maintenance revenue was attributable to a $100.6 million increase in maintenance associated with lease licenses, partially offset by $45.1 million decline in maintenance associated with perpetual sales.”

(Note: Service revenue was removed from the sample disclosure as it is less than 4% of our consolidated revenue for each period presented and the change is insignificant to our results.)

ANSYS, Inc. Southpointe 2600 ANSYS Drive Canonsburg, PA 15317	/ T: 724.746.3304 / www.ansys.com

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (724) 820-3713 or Brad Brasser, Esq. of Jones Day, outside counsel to the Company, at (312) 269-4252.

Very truly yours,

/s/ Nicole Anasenes

Nicole Anasenes,

Chief Financial Officer

ANSYS, Inc.

cc:	Brad Brasser, Esq., Jones Day

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